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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65953~~

*KH3/1 8- 67188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CTC XS, L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, 4th Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I, Lisa Pope, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CTC XS, L.L.C, as of December 31, 20 12, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Pope
Controller
Title

Notary Public


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
YVONNE MUNDT
MY COMMISSION EXPIRES
JUNE 9, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

CTC XS, L.L.C.
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

CTC XS, L.L.C.

Statement of Financial Condition

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Member
CTC XS, L.L.C.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CTC XS, L.L.C. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CTC XS, L.L.C. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 26, 2013

CTC XS, L.L.C.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 3,189,476
Due from broker	77,299
Brokerage receivables	164,565
Due from CTC Trading Group, L.L.C. and its affiliates	12,899
Total assets	$ 3,444,239
Liabilities and member's capital	
Liabilities:	
Due to CTC Trading Group, L.L.C. and its affiliates	$ 804,017
Accounts payable and other accrued expenses	74,215
Total liabilities	878,232
Member's capital	2,566,007
Total liabilities and member's capital	$ 3,444,239

See accompanying notes.

CTC XS, L.L.C.

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

CTC XS, L.L.C. (the Company), a Delaware limited liability company formed on November 16, 2005, is an execution-only broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Chicago Board Options Exchange (the CBOE). The Company provides execution services to a limited number of broker-dealers and affiliates. The Company is a wholly owned subsidiary of CTC Trading Group, L.L.C. (CTG).

The Company has entered into a clearing agreement with an unaffiliated broker-dealer to process and clear all of the Company's securities transactions.

2. Significant Accounting Policies

Basis of Presentation

The Company follows U.S. generally accepted accounting principles (U.S. GAAP), including certain accounting guidance utilized in the brokerage industry.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of non interest-bearing bank accounts, bank money market accounts, and investments in highly liquid instruments purchased with an original maturity of three months or less. The carrying value of cash equivalents approximates the fair value due to the short-term maturity of these instruments.

Due From Broker

Due from broker represents cash balances held at the broker.

2. Significant Accounting Policies (continued)

Brokerage Receivables

Brokerage receivables relate to revenues earned but not received, related to execution-only business and are recorded on a trade-date basis.

Income Taxes

The Company is a single member limited liability company (LLC) and is not separately liable for income taxes. The member recognizes the taxable income (loss) of the Company and, therefore, no provision has been made for U.S. federal or state income taxes in the accompanying financial statements. ASC 740, *Accounting for Uncertainty in Income Taxes* defines how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements and is applied to all open tax years as of the effective date. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis of all significant tax jurisdictions and open tax years subject to examination, there were no tax positions deemed to meet a more likely than not threshold. Therefore, no tax expense, including any interest or penalties, was recorded in the current year and no adjustments were made to prior periods. The Company records interest and penalties, if any, in the statement of operations. The Company is subject to examination by the U.S. Internal Revenue Service (IRS) and open tax years include 2008 through the current tax year.

3. Related-Party Transactions

Certain expenses of the Company paid for by CTG or another of its wholly owned subsidiaries are reimbursed by the Company. To the extent these expenses are payable, they are included in due to CTG Trading Group, L.L.C. and its affiliates on the statement of financial condition.

During the normal course of business, the Company executes trades for CTC, L.L.C., an affiliate of the Company. Any amount receivable is included in due from CTG Trading Group, L.L.C. and its affiliates on the statement of financial condition.

4. Net Capital and Other Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by Rule 15c3-1. Net capital can change day to day. At December 31, 2012, the Company had net capital of $2,476,976, which was $2,226,976 in excess of its required net capital of $250,000.

Advances to CTG and other affiliates, and equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Subsequent Events

Management of the Company has evaluated the impact of subsequent events through the date of issuance of this report. No subsequent events have been recognized or require additional disclosure in the accompanying financial statements.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

